NSTAR Electric Company	Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

(Thousands of Dollars)	Six Months
Ended
June 30, 2012
Earnings, as defined:
Net income	$49,422
Income tax expense	32,847
Equity in earnings of regional nuclear
generating companies	(199)
Dividends received from regional equity investees	264
Fixed charges, as below	38,519
Less: Interest capitalized (including AFUDC)	171
Total earnings, as defined	$121,024

Fixed charges, as defined:
Interest on long-term debt (a)	$44,567
Interest on rate reduction bonds	2,253
Other interest	(11,433)
Rental interest factor	3,303
Interest capitalized (including AFUDC)	(171)
Total fixed charges, as defined	$38,519

Ratio of Earnings to Fixed Charges	3.14

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.